VIA EDGAR AND E-MAIL

March 11, 2020

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-3

File No. 333-235653

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Infrastructure Partners L.P. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3, File No. 333-235653, as amended, be accelerated by the Commission so that it may become effective at 4 P.M. Eastern Time on Thursday, March 12, 2020 or as soon thereafter as practicable.

If the Staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com.

Sincerely,

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

[Signature Page to the Acceleration Request]